FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

September 19, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On September 19, 2002, NovaGold Resources Inc. announced that it has completed the previously announced equity offering with Salman Partners Inc. as a lead agent in a syndicate that included Sprott Securities Inc. The issue was oversubscribed at 2,958,040 Units for gross proceeds of C$15,086,004. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant allows the holder to purchase one common share of NovaGold within the next 18 months at an exercise price of C$6.50 per common share.

Item Five - Full Description of Material Change

On September 19, 2002, NovaGold Resources Inc. announced that it has completed the previously announced equity offering with Salman Partners Inc. as a lead agent in a syndicate that included Sprott Securities Inc. The issue was oversubscribed at 2,958,040 Units for gross proceeds of C$15,086,004. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant allows the holder to purchase one common share of NovaGold within the next 18 months at an exercise price of C$6.50 per common share.

The proceeds of this financing will allow the Company to accelerate the Pre-Feasibility and Feasibility studies on the Donlin Creek Gold Deposit. The current Donlin Creek drill program is on-track to be completed in October at which time NovaGold will have earned its 70% interest in the Donlin Creek Gold Project. An updated gold resource estimate will be completed following the conclusion of drill program and receipt of the final assay results.

The current in-pit expansion drilling and drilling on new target areas have continued to return excellent results. In particular, new gold mineralization discovered during the current drill program should add significantly to the overall gold resource at Donlin Creek. Drilling to date has found new shallow high-grade gold mineralization that is expected to reduce the overall waste-to-ore strip ratio and to improve the economics of the initial mining at the Project.

NovaGold will earn a 70% interest in the Donlin Creek gold deposit from Placer Dome by spending a minimum of US$10 million on exploration and development before 2011. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in. At NovaGold’s election Placer Dome would provide financing for NovaGold’s share of the mine development costs out of future mine cash flow.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 19th day of September, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold Completes $15 Million Financing

September 19, 2002, Vancouver – NovaGold Resources Inc. announced today that it has completed the previously announced equity offering with Salman Partners Inc. as lead agent in a syndicate that included Sprott Securities Inc. The issue was oversubscribed at 2,958,040 Units for gross proceeds of C$15,086,004. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant allows the holder to purchase one common share of NovaGold within the next 18 months at an exercise price of C$6.50 per common share.

The proceeds of this financing will allow the Company to accelerate the Pre-Feasibility and Feasibility studies on the Donlin Creek Gold Deposit. The current Donlin Creek drill program is on-track to be completed in October at which time NovaGold will have earned its 70% interest in the Donlin Creek Gold Project. An updated gold resource estimate will be completed following the conclusion of drill program and receipt of the final assay results.

The current in-pit expansion drilling and drilling on new target areas have continued to return excellent results. In particular, new gold mineralization discovered during the current drill program should add significantly to the overall gold resource at Donlin Creek. Drilling to date has found new shallow high-grade gold mineralization that is expected to reduce the overall waste-to-ore strip ratio and to improve the economics of the initial mining at the Project.

NovaGold will earn a 70% interest in the Donlin Creek gold deposit from Placer Dome by spending a minimum of US$10 million on exploration and development before 2011. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in. At NovaGold’s election Placer Dome would provide financing for NovaGold’s share of the mine development costs out of future mine cash flow.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports, news releases and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net